SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 3)*

                            PARKWAY PROPERTIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    70159Q104
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                              Rothschild Realty Inc
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 22, 2004
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)
--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  70159Q104              Schedule 13D               Page 2 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,967,857 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,967,857 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
            1,967,857 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.32% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment and (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No.  70159Q104              Schedule 13D               Page 3 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,967,857 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,967,857 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,967,857 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.32% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment and (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No.  70159Q104              Schedule 13D               Page 4 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,985,491 (fn2)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,985,491 (fn2)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,985,491 (fn2)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.46% (fn2)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn2 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment, (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant") and (iii) 1,334 common shares and 16,300 options to purchase common shares owned by Matthew W. Kaplan.

CUSIP No.  70159Q104              Schedule 13D               Page 5 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,967,857 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,967,857 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,967,857 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.32% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment and (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No.  70159Q104              Schedule 13D               Page 6 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,967,857 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,967,857 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,967,857 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.32% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment and (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No.  70159Q104              Schedule 13D               Page 7 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Paul H. Jenssen
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,967,857 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,967,857 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,967,857 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.32% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 Fn1 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment and (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No.  70159Q104              Schedule 13D               Page 8 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,967,857 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,967,857 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,967,857 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.32% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Consisting of (i) 1,892,857 shares of Series B Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows"), each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment and (ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No.  70159Q104              Schedule 13D               Page 9 of 13 Pages


          This Amendment No. 3 (this "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities III L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors III L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on June 29, 2001 and as amended by Amendment No. 1 on July 3, 2001 and Amendment No. 2 on November 17, 2003 with respect to the common stock of beneficial interest, par value $.001 per share (the "Common Stock") of Parkway Properties, Inc., a Maryland real estate investment trust (the "Company") whose principal executive offices are located at One Jackson Place, Suite 100, 188 East Capital Street, Jackson, Mississippi 39201-2195. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

          (a) As of the close of business on March 24, 2004, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,892,857 shares of Preferred Stock, each of which is convertible at any time on a 1 for 1 basis into Common Stock of the Company, subject to adjustment; and 75,000 common shares of beneficial interest purchasable at any time or from time to time under a seven-year warrant. Upon the full conversion of the 1,892,857 shares of Preferred Stock, at the current conversion ratio, and purchase of 75,000 common shares, Five Arrows would own 1,967,857 shares of Common Stock, or 15.32% of the issued and outstanding shares of Common Stock, based on 10,879,190 shares of Common Stock outstanding as of March 1, 2004, as reported in the Company's 10K for the fiscal year ended December 31, 2003. Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,892,857 shares of Preferred Stock and 75,000 common shares purchasable at a time or from time to time under a seven-year warrant.

          (b) Five Arrows has the power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On February 26, 2004, Five Arrows, in open market sales, sold 6,800 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.3319 for a total of $321,856.92.

        On February 27, 2004, Five Arrows, in open market sales, sold 7,800 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.3667 for a total of $369,460.26.

        On March 1, 2004, Five Arrows, in open market sales, sold 7,300 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.4318 for a total of $346,252.14.

        On March 2, 2004, Five Arrows, in open market sales, sold 8,100 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.3147 for a total of $383,249.07.

        On March 3, 2004, Five Arrows, in open market sales, sold 10,200 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.5033 for a total of $484,533.66.

CUSIP No.  70159Q104              Schedule 13D               Page 10 of 13 Pages


        On March 4, 2004, Five Arrows, in open market sales, sold 3,000 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.3720 for a total of $142,116.00.

        On March 5, 2004, Five Arrows, in open market sales, sold 16,200 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $47.6985 for a total of $772,715.00.

        On March 8, 2004, Five Arrows, in open market sales, sold 14,100 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $47.5035 for a total of $669,800.02.

        On March 9, 2004, Five Arrows, in open market sales, sold 1,500 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.5593 for a total of $71,338.95.

        On March 10, 2004, Five Arrows, in open market sales, sold 10,100 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.5266 for a total of $480,018.66.

        On March 11, 2004, Five Arrows, in open market sales, sold 2,700 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.5000 for a total of $128,250.00

        On March 12, 2004, Five Arrows, in open market sales, sold 10,800 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.5037 for a total of $513,039.96.

        On March 19, 2004, Five Arrows, in open market sales, sold 2,400 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $46.7000 for a total of $112,080.00.

        On March 22, 2004, Five Arrows, in open market sales, sold 15,000 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $46.7587 for a total of $701,380.50.

        On March 23, 2004, Five Arrows, in open market sales, sold 9,200 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $46.7342 for a total of $429,954.64.

        On March 24, 2004, Five Arrows, in open market sales, sold 4,900 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $46.7871 for a total of $229,256.79.

CUSIP No.  70159Q104              Schedule 13D               Page 11 of 13 Pages


        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(k)(1) of the Securities
                                         Act of 1934.

CUSIP No.  70159Q104              Schedule 13D               Page 12 of 13 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2004



                                    FIVE ARROWS REALTY SECURITIES III L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                          James E. Quigley 3rd
                                          Manager


                                    ROTHSCHILD REALTY INVESTORS III L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    ----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    ----------------------------------------


                                    JOHN D. MCGURK

                                    /s/ John D. McGurk
                                    ----------------------------------------

CUSIP No.  70159Q104              Schedule 13D               Page 13 of 13 Pages


EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Dated:  March 26, 2004

                                    FIVE ARROWS REALTY SECURITIES III L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                          James E. Quigley 3rd
                                          Manager


                                    ROTHSCHILD REALTY INVESTORS III L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    ----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    ----------------------------------------


                                    JOHN D. MCGURK

                                    /s/ John D. McGurk
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